GRASIM
ADITYA BIRLA GROUP

06015648

0 82-03322

RECEIVED
2006 AUG -1 P 12:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

17th July, 2006

AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA

SUPPL

Dear Sir,

Pursuant to Clause 41 of the Listing Agreement, please note that the Board of Directors of Grasim Industries Limited will meet on Saturday, the 29th July, 2006 inter alia to take on record the unaudited financial results (provisional) for the quarter ended 30th June, 2006.

Thanking you,

Yours faithfully,

PROCESSED
AUG 0 2 2006
THOMSON FINANCIAL

Ashok Malu
Company Secretary

dw 8/1

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114, 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)